UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Farmers and Merchants Bancshares, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

308856103
(CUSIP Number)

Barry J. Renbaum 3921 Butler Road Reisterstown, Maryland 21136 (410) 526-1453
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A
Cusip No. 308856103		Page 2 of 9 Pages

1	Name of Reporting Person
Barry J. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares (1)
	8	Shared Voting Power
192,470 Shares (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
192,470 Shares (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
192,470
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
6.28% (2)
14	Type Of Reporting Person
IN

(1) Barry J. Renbaum purchased the referenced shares in joint tenancy with his wife, Carol E. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of the referenced shares and with it share co-equal rights to vote and dispose of said shares.

(2) Calculated in accordance with Rule 13d-3 and based on 3,071,214 shares of Common Stock outstanding as of March 31, 2023 as reported by Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2023.

Schedule 13D/A
Cusip No. 308856103		Page 3 of 9 Pages

1	Name of Reporting Person
Carol E. Renbaum
2	Check The Appropriate Box If A Member Of A Group	(a) [ ] (b) [ ]
3	SEC Use Only
4	Source Of Funds
PF
5	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]
6	Citizenship Or Place Of Organization
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0 Shares (1)
	8	Shared Voting Power
192,470 Shares (1)
	9	Sole Dispositive Power
0 Shares (1)
	10	Shared Dispositive Power
192,470 Shares (1)

11	Aggregate Amount Beneficially Owned By Each Reporting Person
192,470
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]
13	Percent Of Class Represented By Amount In Row (11)
6.28% (2)
14	Type Of Reporting Person
IN

(1) Barry J. Renbaum purchased the referenced shares in joint tenancy with his wife, Carol E. Renbaum. Accordingly, each said spouse individually and directly owns an indivisible beneficial interest in the whole of the referenced shares and with it share co-equal rights to vote and dispose of said shares.

(2) Calculated in accordance with Rule 13d-3 and based on 3,071,214 shares of Common Stock outstanding as of March 31, 2023 as reported by Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2023.

Schedule 13D/A
Cusip No. 308856103		Page 4 of 9 Pages

Item 1. Security and Issuer

This statement on Schedule 13 D relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of Farmers and Merchants Bancshares, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 4510 Lower Beckleysville Road, Suite H in Hampstead, Maryland, 21074

Item 2. Identity and Background.

(a)	Reference is made to the statement on Schedule D originally filed with the Securities and Exchange Commission on December 19, 2022 by Barry J. Renbaum and Carol E. Renbaum (the “Prior Filing”) with respect to the Common Stock of Issuer. This Amendment No.1 to the Prior Filing amends and supplements the latter to provide the additional information set forth herein. Barry J. Renbaum and Carol E. Renbaum (collectively referred to as the “Reporting Persons”) are husband and wife and own the Common Stock to which this amended Schedule D relates as joint tenants. Each have agreed to file this statement jointly in an agreement entered into on December 19, 2022 pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934. The aforesaid joint filing agreement is attached here as Exhibit A and is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby and herein so amended.
(b)	The address of the principal office of Reporting Persons is 3921 Butler Road, Reisterstown, MD 21136.
(c)	Barry J. Renbaum and Carol E. Renbaum are husband and wife and manage a jointly owned portfolio of publicly traded securities at the address specified in (b), above.
(d)- (e)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock held by the Reporting Persons to which this amended Schedule 13D relates were purchased using their personal funds in open market purchases and through the Issuer’s Dividend Reinvestment Plan. Stock purchases made by the Reporting Persons since December 19, 2022 are reported in the attached Exhibit B, which is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and modified to add the following additional disclosures:

Except as further set forth in this Item 4, the Reporting Persons presently have no plans or proposals that would relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, they may, in the future, take such actions with respect to their investment in Issuer, alone or with others, that may involve events described in the aforesaid subparagraphs, including communications with Issuer’s Board of Directors (the “Board”) and other stockholders respecting strategies to enhance shareholder value by, among other initiatives, pursuing changes in the composition of the Board. In addition to the foregoing, the Reporting Persons are seeking permission from the Maryland Division of Financial Regulation to purchase up to 9.9% of Issuer’s Common Stock.

Schedule 13D/A
Cusip No. 308856103		Page 5 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a)	As of the close of business on May 12, 2023, the Reporting Persons beneficially own, in aggregate, 192,470 shares of Issuer’s Common Stock representing 6.28% of the 3,071,214 shares issued and outstanding on March 31, 2023. These shares are registered in the names of and are jointly owned by Barry J. Renbaum and his wife, Carol E. Renbaum. In accordance with their status as joint co-owners of said Common Stock, each spouse owns a direct, albeit indivisible, interest in the aforementioned 192,470 shares of Issuer’s stock and share the power to vote and to dispose those securities.
Page two covering this amended Schedule D sets forth in rows (11) and (13), respectively, the aggregate number of shares and corresponding ownership percentages of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this amended Schedule D are calculated based upon 3,071,214 shares of Common Stock outstanding as of March 31, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2023.
(b)	Barry J. Renbaum and his wife, Carol E. Renbaum, share the power to vote or to direct the vote, and to dispose or to direct the disposition of the 192,470 shares of Common Stock referenced in paragraph (a), directly above.
(c)	The transactions in the shares of Common Stock conducted by the Reporting Persons since September 19, 2022 are set forth in Exhibit B. which is attached hereto and is incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from the securities beneficially owned by the Reporting Persons. No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect Securities of Issuer.

On December 19, 2022, the Reporting Persons entered into a Joint Filing Agreement in which each agreed to the joint filing on behalf of each of them of Schedule 13D with respect to the Common Stock of the Issuer. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. The information set forth in Item 4 hereof is also hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 herein and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, guarantees or divisions of profit or loss, or the giving or withholding of proxies.

Schedule 13D/A
Cusip No. 308856103		Page 6 of 9 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement by and among the Reporting Persons, dated December 19, 2022

Exhibit B - Reportable Transactions in Common Stock of Issuer Since December 19, 2022

Schedule 13D/A
Cusip No. 308856103		Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2023	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: May 15, 2023	/s/ Carol E. Renbaum
Carol E. Renbaum

Schedule 13D/A
Cusip No. 308856103		Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement By and Between Reporting Persons

Pursuant to and in accordance with Rule 13d-l(k)(l) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned parties hereby consent to the joint filing with each other and on behalf of one another of a single Schedule 13D statement, including any future amendments thereto, with respect to their joint ownership of the Common Stock (par value $0.01 per share) of Farmers and Merchants Bancshares, Inc. beneficially and jointly owned by each of them.

Said undesigned parties further agree that each of them is responsible for the timely filing of such schedule and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided, however, that neither such party is responsible for the completeness or accuracy of the information concerning the other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned further agree that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D joint filings referenced herein.

Dated: December 19, 2022

Date: December 19, 2022	/s/ Barry J. Renbaum
Barry J. Renbaum

Date: December 19, 2022	/s/ Carol E. Renbaum
Carol E. Renbaum

Schedule 13D/A
Cusip No. 308856103		Page 9 of 9 Pages

EXHIBIT B

Transactions in Common Stock of Issuer Since December 19, 2022

The next two successive pages provide a schedule disclosing the shares of stock purchased by the Reporting Persons since the date of their last filing of Schedule 13D on December 19, 2022; and, in order of recency, itemize the respective dates of acquisition and corresponding acquisition prices per share.

Transactions in Common Stock of Issuer Page 1 or 2
DATE OF PURCHASE	TRANSACTION TYPE	NUMBER OF SHARES	PRICE PER SHARE
May 10, 2023	Open Market Purchase	6672	$21.30
May 10, 2023	Open Market Purchase	4000	$21.01
May 10, 2023	Open Market Purchase	1500	$21.50
May 10, 2023	Open Market Purchase	1000	$21.51
May 10, 2023	Open Market Purchase	500	$21.01
May 10, 2023	Open Market Purchase	328	$21.55
Feb 1, 2023	Open Market Purchase	1213	$20.80
Jan 25, 2023	Open Market Purchase	160	$20.80
Jan 20, 2023	Open Market Purchase	453	$20.80
Jan 18, 2023	Open Market Purchase	434	$20.80
Jan 13, 2023	Open Market Purchase	240	$20.80
Jan 12, 2023	Open Market Purchase	1023	$21.00
Jan 11, 2023	Open Market Purchase	1177	$21.00
Dec 28, 2022	Open Market Purchase	3	$21.50
Dec 27, 2022	Open Market Purchase	2500	$21.50

Transactions in Common Stock of Issuer Page 2 of 2
Dec 27, 2022	Open Market Purchase	1553	$21.50
Dec 22, 2022	Open Market Purchase	2500	$21.50
Dec 22, 2022	Open Market Purchase	2500	$21.50
Dec 22, 2022	Open Market Purchase	2500	$21.50
Dec 22, 2022	Open Market Purchase	1459	$21.50
Dec 20, 2022	Open Market Purchase	2	$21.15
Dec 19, 2022	Dividend Reinvestment	1565	$20.48